UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”), dated September 19, 2008, announcing the results of the Company’s 2008 Annual General Meeting which was duly held on September 19, 2008, in Hamilton, Bermuda.
.

Exhibit 1

Knightsbridge Tankers Limited

Knightsbridge Tankers Limited (the “Company”) advises that the 2008 Annual General Meeting of the Company was held on September 19, 2008 at 9:30 a.m. at the Fairmont Hamilton Princess, 76 Pitts Bay Road, Hamilton, Bermuda.  The following resolutions were passed:

1)	To re-elect Ola Lorentzon as a Director of the Company.

2)	To re-elect Douglas C. Wolcott as a Director of the Company.

3)	To re-elect David M. White as a Director of the Company.

4)	To elect Hans Petter Aas as a Director of the Company.

5)	To appoint Moore Stephens P.C., as auditors and to authorise the Directors to determine their remuneration.

6)	That the remuneration payable to the Company’s Board of Directors of a total amount of fees not to exceed US$350,000.00 be approved for the year ended December 31, 2008.

In addition, the audited consolidated financial statements for Knightsbridge Tankers Limited for the year ended December 31, 2007 were presented to the Meeting.

Hamilton, Bermuda
September 19, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(registrant)

Dated: September 29, 2008	By:	/s/ Georgina Sousa
Name: Georgina Sousa Title: Company Secretary

SK 01655 0002 923023